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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESN NORTH AMERICA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 MADISON Ave. 37th Floor
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex J. Englese (212)-659-6292
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave.	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KG 3/17

OATH OR AFFIRMATION

I, Alex J. Englese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESN North America, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

THOMAS S. FERRARA
Notary Public, State of New York
No. 31-4765905
Qualified in New York County
Commission Expires July 31, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESN North America, Inc.
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholders of
ESN North America, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ESN North America, Inc. (the "Company") at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed more fully in Note 4, the Company has extensive transactions and relationships with affiliated parties.

PricewaterhouseCoopers LLP

February 23, 2009

ESN North America, Inc.
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 1,815,931
Intangible asset, net	788,227
Due from clearing broker	251,218
Deferred tax asset	827,405
Property and equipment (net of accumulated depreciation of $46,214)	6,695
Prepaid and other assets	130,037
Total assets	$ 3,819,513
Liabilities and Stockholder's Equity	
Accounts payable and accrued expenses	$ 608,190
Commitments and contingent liabilities (Note 7)	
Subordinated borrowing (Note 5)	
Stockholders' equity	
Common stock: $.01 par value; authorized 229 shares; 229 shares issued and outstanding	2
Additional paid-in capital	8,344,404
Accumulated deficit	(5,133,083)
Total stockholders' equity	3,211,323
Total liabilities and stockholders' equity	$ 3,819,513

The accompanying notes are an integral part of this financial statement.

1. Organization

ESN North America, Inc. (the "Company") is a majority owned subsidiary of CM-CIC Securities (the "Parent"), a French company. The Parent is, in turn, a wholly owned subsidiary of Credit Industriel et Commercial ("CIC"), a French company.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is engaged as an agent or riskless principal on behalf of the stockholders in the purchase and sale of equity securities of domestic and foreign corporate issuers including equity products (e.g., listed options on stocks, listed equity options on indexes, basket indexes and convertible securities).

During 2003, the Company, the Parent and a third party, Akros Securities, Inc. ("Akros"), entered into an agreement (the "Stockholders Agreement") for the authorization, issue and sale of 80 shares of common stock, including 63 shares of common stock to Akros, with the closing date of January 15, 2004. The Company was a wholly owned subsidiary of the Parent up until the completion of the issuance and sale to Akros on January 15, 2004, as set out in the Stockholders Agreement. Under the Stockholders Agreement, Akros sold a portion of its acquired shares to another third party, F. van Lanschot Bankiers N.V. ("van Lanshot"). As a result of these transactions, the Company's stockholders were CM-CIC Securities (65%), Akros (25%) and van Lanschot (10%).

On May 3, 2006, the Parent company sold 12.5% of its share of the Company to Akros and 5% to van Lanchot under an option in the Stockholders Agreement. As a result of this transaction, the Company's stockholders were CM-CIC Securities (48%), Akros (37%) and van Lanchot (15%).

On December 6, 2006, the Parent company purchased 4% of the company's outstanding shares from Akros. As a result of this transaction, the Company's stockholders were CM-CIC Securities (51%), Akros (34%) and van Lanschot (15%).

On March 29, 2007, van Lanschot sold 9% of its share of the Company to the Parent company, and 6% to Banca Akros S.P.A. ("Banca Akros"). As a result of this transaction, the Company's stockholders were CM-CIC Securities (60%), Akros (34%), and Banca Akros (6%).

On July 4, 2007, the Company, the Parent, and Banca Akros, entered into an agreement (the "Commitment Letter") for the authorization, issue and sale of 49 shares of common stock effective July 9, 2007. This issuance includes 30 shares of common stock to the Parent, and 19 shares to Banca Akros. As a result of this transaction, the Company's stockholders were CM-CIC Securities (60%), Akros (27%), and Banca Akros (13%).

On July 9, 2007, Akros sold 27% of its share of the Company to Banca Akros. As a result of this transaction, the Company's stockholders were CM-CIC Securities (60%), and Banca Akros (40%).

On October 1, 2007, Caja Madrid Bolsa, S.V., S.A. ("Caja Madrid") purchased 6% of the Company's outstanding shares from the Parent, and purchased 4% of the Company's outstanding shares from Banca Akros. As a result of this transaction, the Company's stockholders were CM-CIC Securities (54%), Banca Akros (36%), and Caja Madrid (10%).

2. Basis of Presentation and Summary of Significant Accounting Policies

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," which requires the asset and liability method of accounting for income taxes. This statement recognizes both the current and deferred tax consequences of all transactions that have been recognized in the financial statements, calculated based on the provisions of enacted laws, including the tax rates in effect for current and future years. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future.

Cash and Cash Equivalents
Cash and cash equivalents aggregating $1,815,931, consist of cash and a money market mutual fund, most of which is held at New York money center banks. The Company considers all highly-liquid instruments with original maturities of three months or less at the date of purchase and money market mutual funds to be cash equivalents.

Due from Clearing Broker
Due from clearing broker (see Note 7) includes a $150,000 required deposit.

Depreciation
All property and equipment is being depreciated on a straight-line basis over their estimated useful lives, generally three years.

Intangible Assets
The Company applies the provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets", which requires that intangible assets with a definite life be amortized over their useful lives.

3. Fair Value of Financial Investments

The fair value of the Company's financial instruments, including trade receivables and payables, approximates the carrying value due to their short-term nature.

4. Transactions with Affiliates

The Parent has guaranteed the ongoing operations of the Company for no less than one year beginning February 7, 2008.

The Company derives its revenue from acting as an agent for its stockholders in the purchase and sale of equity securities of foreign corporate issuers and related product sales.

As of December 31, 2008, other assets on the statement of financial condition includes $80,000 receivable from Parent.

5. Subordinated Borrowing

The subordinated loan agreement between the Company and the Parent, with a maturity of September 14, 2008, was repaid in full on August 15, 2008.

6. Income Taxes

The Company is subject to federal, state and local taxes. The Company complies with the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." FAS 109 requires the liability method of accounting for income taxes.

At December 31, 2008, the Company had net deferred tax assets of approximately $827,405. The net deferred tax assets primarily reflect the tax effect of net operating loss carryforwards.

As of December 31, 2008, the Company has net operating loss carryforwards for Federal and New York State income tax purposes of approximately $4,421,838 and $4,391,175, respectively. These net operating losses are limited by the IRC Section 382 loss limitation incurred as a result of an ownership change that took place during 2006. Annual losses are limited to approximately $397,000 through 2010 and then $141,000 annually through 2025.

7. Commitments and Contingent Liabilities

The Company clears all of its securities transactions through a U.S. clearing broker on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for its customers or perform custodial functions relating to the securities.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company has recorded no liability with regard to the right. The Company paid the clearing broker no amounts related to these guarantees during the period.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

8. Intangible Asset

On August 31, 2007 the Company entered into a transaction to acquire 100% of the outstanding shares of Akros Securities, Inc. Akros Securities, Inc. was a broker dealer involved in US equity sales to European clients. Akros Securities, Inc. was completely liquidated with this transaction. With the acquisition, the Company plans on servicing the ESN Network in US equities, along with cross selling products with its existing client base.

The transaction was accounted for as a purchase, with purchased assets and liabilities recorded at fair value at the purchase date. Customer relationships purchased were ascribed the full purchase price of $973,692. This intangible is being amortized over seven years, with amortization ending in August 2014. As of December 31, 2008, the carrying value of the intangible asset is $788,227. The Company assesses the intangible asset annually for impairment.

9. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities and Exchange Commission ("SEC"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3, as defined. The Company is required to maintain net capital in accordance with Rule 15c3-1. At December 31, 2008 the Company had net capital of $1,418,092 which was $1,168,092 in excess of the amount required of $250,000.

10. Financial Instruments with Off-Balance Sheet Risk and Credit Risk

In the normal course of business, the Company, acting as an agent, executes transactions on behalf of its customers. If the agency transactions do not settle because of failure by either the customer or the counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract amount of the transaction.

The Company is subject to credit risk should the clearing broker be unable to repay the amount due from clearing broker on the statement of financial condition. However, the Company does not anticipate non-performance by this counterparty.

11. Employee Benefit Plan

The Company maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company contributes to the Plan 50% of up to the first 6% of the employees' contributions. Pursuant to the administrative services agreement with CIC, the Company participates in CIC defined benefit plans.

ESN North America, Inc.

Statement of Financial Condition
December 31, 2008